Exhibit 3.1
CERTIFICATE OF AMENDMENT
to the
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
HORIZON OFFSHORE, INC.
     Horizon Offshore, Inc., a corporation organized and existing under laws of the State of Delaware (the “Corporation”), does hereby certify that:
     FIRST: The name of the Corporation is Horizon Offshore, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on December 19, 1995 under the name HLS Offshore, Inc.
     SECOND: On October 17, 2005, the Board of Directors of the Corporation did duly adopt a resolution setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation declaring said amendment to be advisable.
     THIRD: On October 26, 2005, holders of more than a majority of the Corporation’s common stock voted for the proposal to amend paragraph 1 of Article IV of the Amended and Restated Certificate of Incorporation so that, as amended, paragraph 1 of Article IV shall read in its entirety as follows:
1. Authorized Stock. The Corporation shall be authorized to issue an aggregate of 1,505,000,000 shares of capital stock, of which 1,500,000,000 shares shall be Common Stock, $.00001 par value per share (the “Common Stock”), and 5,000,000 shares shall be Preferred Stock, $.00001 par value per share (the “Preferred Stock”). Each share of the Corporation’s common stock and preferred stock outstanding on the date hereof shall be reclassified into one share of Common Stock or Preferred Stock, as the case may be.
     FOURTH: Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
[Signature page follows]

     IN WITNESS WHEREOF, Horizon Offshore, Inc. has caused this Certificate of Amendment to be executed in its corporate name by its duly authorized President, on this 12th day of December, 2005.

HORIZON OFFSHORE, INC.
By:	/s/ David W. Sharp
David W. Sharp
President

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